Exhibit 99.1

Acreage Holdings Reports First Quarter 2019 Financial Results

New York, NY – May 28, 2019 – Acreage Holdings, Inc. (“Acreage”) (CSE: ACRG.U) (OTCQX: ACRGF) (FSE: 0VZ) reported financial results for the quarter ended March 31st, 2019. Financial statements and management’s discussion and analysis for the period were filed on Acreage’s SEDAR profile at www.sedar.com, and on the investor relations section of the Acreage website at investors.acreageholdings.com.

First Quarter Financial Highlights

●	Reported revenue of $12.9 million, up 487% compared to the same period in 2018.
●	Pro forma revenue* was $33.1 million.
●	Reported a net loss of $31.2 million.
●	Pro forma adjusted net loss*, which excludes certain non-cash charges and non-recurring items, was $15.5 million.
●	Six The Botanist branded dispensaries opened in New York, North Dakota, and Ohio and one dispensary was acquired on pro forma basis in Nevada.
●	Deployed more than $100 million of capital through acquisitions and capital expenditures.

*Acreage issued a detailed presentation of Acreage’s fiscal first quarter results, including definitions and reconciliations for non-International Financial Reporting Standards (“IFRS”) measures (see note regarding non-IFRS measures below), which can be viewed on our website at investors.acreageholdings.com.”

“I am pleased with the progress we made toward increasing our national footprint and particularly our expansion in the western United States. Our revenues grew by 487% compared to the first quarter of 2018, despite delayed dispensary openings caused by local regulators in both Massachusetts and Ohio” said Kevin Murphy, Founder, Chairman and Chief Executive Officer of Acreage. “We do not expect these delays to impact our long-term ability to generate industry-leading returns. Additionally, we expect our arrangement agreement with Canopy Growth will provide us the ability to rapidly accelerate our growth plan as the transaction makes us the most attractive partner in U.S. cannabis.”

Subsequent Second Quarter Events

●	Closed on its acquisition of Form Factory.
●	Announced the acquisition of Deep Roots Medical LLC, a leading vertically integrated operator in Nevada with licenses to open up to seven dispensaries.
●	Entered into an arrangement agreement with Canopy Growth Corporation (“Canopy Growth”), whereby Canopy Growth will acquire all outstanding shares of Acreage assuming approval of shareholders of both companies, at such time the laws of the United States change such that Canopy Growth is permitted to acquire Acreage.
●	Announced shareholders in aggregate holding approximately 91% (exceeding the 66 2/3% required threshold) of all votes eligible to be cast at the special meeting of Acreage shareholders to be held on June 19, 2019 (the “Special Meeting”) have indicated support “FOR” the Canopy Growth agreement. This includes approximately 38% of votes eligible to be counted for purposes of the disinterested shareholder approval, which requires a majority of votes cast at the Special Meeting.

EARNINGS CALL DETAILS

Acreage will host a conference call with management on Wednesday, May 29th at 8:30 AM Eastern Daylight Time. The call will be webcast and can be accessed at investors.acreageholdings.com. To listen to the live call, please go to the website at least 15 minutes early to register, download and install any necessary audio software.

ABOUT ACREAGE HOLDINGS, INC.

Headquartered in New York City, Acreage is the largest vertically integrated, multi-state operator of cannabis licenses and assets in the U.S. with respect to the number of states with cannabis related licenses, according to publicly available information. Acreage owns licenses to operate or has management or consulting services agreements with license holders to assist in operations of cannabis facilities in 20 states (including pending acquisitions) with a population of approximately 180 million Americans, and an estimated 2022 total addressable market of more than $17 billion in legal cannabis sales, according to Arcview Market Research. Acreage is dedicated to building and scaling operations to create a seamless, consumer-focused branded cannabis experience. Acreage’s national retail store brand, The Botanist, debuted in 2018.

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NON-IFRS MEASURES

The detailed presentation referenced above and found on Acreage’s website at investors.acreageholdings.com, under “Results Center,” contains tables that reconcile Acreage’s results of operations reported in accordance with IFRS to adjusted results that exclude the impact of certain items identified as affecting comparability (non-IFRS). We use pro forma results among other measures, to evaluate our actual operating performance and for planning and forecasting future periods. Pro forma results are IFRS reported results plus the results of all entities for which we have a management contract in place, and pending acquisitions, but do not consolidate due to a lack of control, adjusted to reflect the full fiscal period regardless of when an acquisition or management contract commenced. We believe the adjusted results presented provide relevant and useful information for investors because they clarify our actual operating performance, make it easier to compare our results with those of other companies and allow investors to review performance in the same way as our management. Since these measures are not calculated in accordance with IFRS, they should not be considered in isolation of, or as a substitute for, our reported results as indicators of our performance, and they may not be comparable to similarly named measures from other companies.

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FORWARD LOOKING STATEMENTS

This news release and each of the documents referred to herein contains “forward-looking information” within the meaning of applicable Canadian securities legislation. All statements, other than statements of historical fact, included herein are forward-looking information, including, for greater certainty, statements regarding the proposed transaction with Canopy Growth Corporation (the “Proposed Transaction”), including the anticipated benefits and likelihood of completion thereof. Generally, forward-looking information may be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “proposed”, “is expected”, “budgets”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases, or by the use of words or phrases which state that certain actions, events or results may, could, would, or might occur or be achieved. There can be no assurance that such forward-looking information will prove to be accurate, and actual results and future events could differ materially from those anticipated in such forward-looking information. This forward-looking information reflects Acreage’s current beliefs and is based on information currently available to Acreage and on assumptions Acreage believes are reasonable. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Acreage to be materially different from those expressed or implied by such forward-looking information. Such risks and other factors may include, but are not limited to: the ability of the parties to receive, in a timely manner and on satisfactory terms, the necessary regulatory, court and shareholders approvals; the ability of the parties to satisfy, in a timely manner, the other conditions to the completion of the Proposed Transaction; other expectations and assumptions concerning the transactions contemplated in the Proposed Transaction; the available funds of Acreage and the anticipated use of such funds; the availability of financing opportunities; legal and regulatory risks inherent in the cannabis industry; risks associated with economic conditions, dependence on management and currency risk; risks relating to U.S. regulatory landscape and enforcement related to cannabis, including political risks; risks relating to anti-money laundering laws and regulation; other governmental and environmental regulation; public opinion and perception of the cannabis industry; risks related to contracts with third-party service providers; risks related to the enforceability of contracts; reliance on the expertise and judgment of senior management of Acreage; risks related to proprietary intellectual property and potential infringement by third parties; the concentrated voting control of Acreage’s founder and the unpredictability caused by Acreage’s capital structure; risks relating to the management of growth; increasing competition in the industry; risks inherent in an agricultural business; risks relating to energy costs; risks associated to cannabis products manufactured for human consumption including potential product recalls; reliance on key inputs, suppliers and skilled labor; cybersecurity risks; ability and constraints on marketing products; fraudulent activity by employees, contractors and consultants; tax and insurance related risks; risks related to the economy generally; risk of litigation; conflicts of interest; risks relating to certain remedies being limited and the difficulty of enforcement of judgments and effect service outside of Canada; risks related to future acquisitions or dispositions; sales by existing shareholders; and limited research and data relating to cannabis. A description of additional assumptions used to develop such forward-looking information and a description of additional risk factors that may cause actual results to differ materially from forward-looking information can be found in Acreage’s disclosure documents, such as Acreage’s Annual Information Form for the year ended December 31, 2018 filed on April 29, 2019, on the SEDAR website at www.sedar.com. Although Acreage has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. Readers are cautioned that the foregoing list of factors is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking information as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Forward-looking information contained in this news release is expressly qualified by this cautionary statement. The forward-looking information contained in this news release represents the expectations of Acreage as of the date of this news release and, accordingly, is subject to change after such date. However, Acreage expressly disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as expressly required by applicable securities law. Neither the Canadian Securities Exchange nor its Regulation Service Provider has reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

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Investor Contacts:	Media Contact:
Christine Rigby	Howard Schacter
Vice President, Investor Relations	Vice President of Communications
Investors@acreageholdings.com	h.schacter@acreageholdings.com
646-600-9181	646-600-9181

Steve West

Vice President, Investor Relations

Investors@acreageholdings.com

646-600-9181

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